Filed pursuant to Rule 424(b)(3)
File No.	333-135518

Prospectus Supplement No. 8
(To Prospectus dated July 14, 2006)

VISTULA COMMUNICATIONS SERVICES, INC.

34,008,400 shares of common stock

This prospectus supplement supplements the Prospectus dated July 14, 2006 relating to the resale of 34,008,400 shares of our common stock.  This prospectus supplement should be read in conjunction with the Prospectus.

As disclosed in our Form 8-K dated October 11, 2006, on October 11, 2006, we completed the acquisition of all of the outstanding shares of Goodman Blue Limited, a UK company which develops software systems to solve complex business management problems. The acquisition was made pursuant to a share purchase agreement with Scott Lee Goodwin, the sole stockholder of Goodman Blue.  In accordance with the Purchase Agreement, we purchased all of the outstanding shares of Goodman Blue from Goodwin (the “Shares”) for consideration consisting of 2,500,000 shares of our common stock, $.001 par value per share subject to an option to require us to repurchase the Shares for an aggregate purchase price of $2,500,000 in certain circumstances. Under the terms of the Purchase Agreement, we granted Goodwin certain registration rights with respect to the Shares.

On December 22, 2006 we filed with the Securities and Exchange Commission an amended Current Report on Form 8-K/A which amended our Form 8-K filed on October 11, 2006 in order to include the financial statements of Goodman Blue Limited and the required pro forma financial information.  The financial statements and financial information are attached hereto.

Investing in our common stock involves a high degree of risk.
See Risk Factors beginning on page 6 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus supplement.  Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is December 22, 2006

Independent Auditor’s Report

To the Stockholder

Goodman Blue Limited

We have audited the balance sheet of Goodman Blue Limited as of October 31, 2005, and the related statements of operations, stockholder’s equity and cash flows for the fiscal years ended October 31, 2005 and 2004.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Goodman Blue Limited at October 31, 2005, and the results of its operations and its cash flows for the fiscal years ended October 31, 2005 and 2004 in conformity with accounting principles generally accepted in the United States of America.

/s/ PKF
Certified Public Accountants
A Professional Corporation
New York, NY
December 22, 2006

GOODMAN BLUE LIMITED
Balance Sheet (Expressed in United States Dollars)

	As of	As of
	October 11, 2006	October 31, 2005
	(unaudited)	(audited)

ASSETS
Current assets:
Cash	$456,851	$236,424
Accounts receivable	116,803	565,589
Prepaid expenses and other current assets	73,506	98,297
Total current assets	647,160	900,310

Property and equipment, net	9,260	48,648
Total Assets	$656,420	$948,958

LIABILITIES AND STOCKHOLDER’S EQUITY
Current liabilities:
Accounts payable	$88,591	$136,606
Accrued expenses	152,979	136,915
Unearned revenue	—	115,199
Notes payable, current portion	213,342	221,813
Total current liabilities	454,912	610,533
Notes payable	19,395	97,598
Total liabilities	474,307	708,131

Commitments and contingencies

Stockholder’s equity:
Ordinary shares, GBP 1.00 (approximately USD 1.70) per ordinary share, 500,000 shares authorized, 50,000 shares issued and outstanding	84,815	84,815
Retained earnings	89,423	157,898
Accumulated other comprehensive income (loss)	7,875	(1,886)
Total stockholder’s equity	182,113	240,827
Total Liabilities and Stockholder’s Equity	$656,420	$948,958

See accompanying notes to financial statements.

GOODMAN BLUE LIMITED
Statements of Operations

(Expressed in United States Dollars)

	Period Ended	Fiscal Year Ended October 31,
	October 11, 2006	2005	2004
	(unaudited)	(audited)	(audited)

Net revenues	$1,373,304	$2,462,961	$1,610,701

Cost of revenues	163,667	207,423	317,490

Gross margin	1,209,637	2,255,538	1,293,211

Selling, general and administrative expenses	1,266,110	2,160,983	1,110,474

Income (loss) from operations	(56,473)	94,555	182,737

Interest (income) expense, net	11,408	7,279	(1,916)

Income (loss) before provision for income taxes	(67,881)	87,276	184,653

Provision for income taxes	594	11,595	90,160

Net income (loss)	$(68,475)	$75,681	$94,493

See accompanying notes to financial statements.

GOODMAN BLUE LIMTED
Statement of Stockholder’s Equity
 For the Fiscal Period November 1, 2005 through October 11, 2006 (unaudited), and the Fiscal Years Ended October 31, 2005 (audited) and October 31, 2004 (audited)

(Expressed in United States Dollars)

			Accumulated
			Other	Total
	Ordinary Shares		Retained	Comprehensive	Stockholder’s	Comprehensive
(audited)	Shares	Amount	Earnings (Deficit)	Income (Loss)	Equity	Income (Loss)
Balance, November 1, 2003	50,000	$84,815	$(12,276)	$(706)	$71,833
Net income			94,493		94,493	$94,493
Change in accumulated other comprehensive income				8,292	8,292	8,292
Balance, October 31, 2004	50,000	84,815	82,217	7,586	174,618	$102,785
Net income			75,681		75,681	$75,681
Change in accumulated other comprehensive (loss)				(9,472)	(9,472)	(9,472)
Balance, October 31, 2005	50,000	84,815	157,898	(1,886)	240,827	$66,209
Net (loss) (unaudited)			(68,475)		(68,475)	$(68,475)
Change in accumulated other comprehenseive income (unaudited)				9,761	9,761	9,761

Balance, October 11, 2006 (unaudited)	50,000	$84,815	$89,423	$7,875	$182,113	$(58,714)

See accompanying notes to financial statements.

GOODMAN BLUE LIMTED
 Statements of Cash Flows

(Expressed in United States Dollars)

	Period Ended October 11,	Fiscal Year Ended October 31,
	2006	2005	2004
	(unaudited)	(audited)	(audited)

Cash flows from operating activities:
Net income (loss)	$(68,475)	$75,681	$94,493
Adjustments to reconcile net income (loss) to net cash (used) provided by operating activities:
Depreciation	38,847	45,106	27,693
Deferred tax provision	(13,491)	4,987	2,952
Changes in certain other accounts:
Accounts receivable	462,466	(317,710)	(35,900)
Prepaid expenses and other current assets	28,751	1,394	(101,284)
Accounts payable	(51,420)	74,978	27,954
Unearned revenue	(117,278)	105,419	14,124
Accrued expenses	22,533	(119,892)	51,335
Net cash provided (used) by operating activities	301,933	(130,037)	81,367

Cash flows (used) by investing activities:
Purchases of property and equipment	—	(51,687)	(51,530)

Cash flows (used) provided by financing activities:
Proceeds from notes payable	126,456	260,828	69,899
Payments on notes payable	(225,815)
Net cash (used) provided by financing activities	(99,359)	260,828	69,899

Effect of exchange rates on cash	17,853	(9,307)	7,342

Net increase in cash	220,427	69,797	107,078
Cash, beginning of period	236,424	166,627	59,549

Cash, end of period	$456,851	$236,424	$166,627

Supplemental disclosure of cash flow information:

Cash paid for interest	$22,504	$8,323	$—

Cash paid for taxes	$11,343	$89,064	$—

See accompanying notes to financial statements.

GOODMAN BLUE LIMTED

NOTES TO FINANCIAL STATEMENTS
October 31, 2005

(1)           Description of Business

Goodman Blue Limited (“Goodman Blue” or the “Company”) was incorporated on October 5, 2001, under the laws of England and Wales, and its principal activity is developing intellectually-based telephony solutions for subsequent resale.  The Company develops software systems to automate the delivery of complex multi-tiered products through web portals that guide clients through sign-up, delivery, implementation and billing, including Voice over Internet Protocol (VoIP), serviced offices, meeting room management and subscription services.  All of the Company’s systems can be installed quickly and efficiently and tailored to meet the needs of individual organizations and provide support from a large range of PBX (Private Business Exhange) manufacturers from legacy connections to state of the art VoIP.

On October 11, 2006, Vistula Communications Services, Inc. (“Vistula”) entered into a Share Purchase Agreement (the “Purchase Agreement”) with the sole stockholder of the Company (see note 9).

(2)           Summary of Significant Accounting Policies

Basis of Presentation

The unaudited financial statements and related disclosures as of October 11, 2006 and for the period November 1, 2005 through October 11, 2006, have been derived from the management accounts of the Company and include all of the adjustments deemed appropriate by management for the presentation in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and reported amounts of revenues and expenses during the reporting periods.  Actual results could differ from those estimates.

Foreign Currency

The Company uses the British Pound as its functional currency. For purposes of the financial statements included in this report and to conform with the parent company, Vistula Communications Services, Inc.’s reporting currency, all figures have been translated to U.S. dollars, unless otherwise specified.  Assets and liabilities of the Company’s operations are translated into U.S. dollars at exchange rates that are in effect on the balance sheet date and equity accounts are translated at historical exchange rates. Income and expense items are translated at average exchange rates which are in effect during the period. Translation adjustments are reported in accumulated other comprehensive income (loss) as a separate component of stockholder’s equity in the balance sheet.

Transaction gains (losses) are reflected within the Statement of Operations.

Accounts Receivable

Accounts receivable are stated at the amount management expects to collect from outstanding balances. An allowance for doubtful accounts is provided for those accounts receivable considered to be uncollectible based upon historical experience and management’s evaluation of outstanding accounts receivable at the end of the year. Bad debts are written off against the allowance when identified. At October 11, 2006 and October 31, 2005 the Company did not record an allowance for doubtful accounts.  Additionally, the Company has historically recorded unbilled amounts in the accounts receivable balance.

Property and Equipment

Property and equipment is stated at cost. Additions and improvements are capitalized, and ordinary repairs and maintenance are charged to expense as incurred.

The Company provides for depreciation expense for its furniture and fixtures and telecommunications equipment using the straight-line method over the estimated useful lives of the assets which is three years.

Revenue Recognition

The Company’s revenue is derived primarily from the sale of licenses for the software systems it has developed as well as support services provided by the Company’s staff from the sale of these licenses. The Company recognizes such revenue when persuasive evidence of a sales arrangement exists, delivery has occurred or services have been rendered, the sales price is fixed and determinable and collectibility is reasonably assured. The Company reserves for potential billing disputes in instances where revenue is recognized and a specific dispute is known. Such disputes can result from disagreements with customers regarding the function and use of the software systems or amount of support provided over a particular period of time. These revenue allowances are based on estimates derived from factors that include, but are not limited to, historical results, analysis of credits issued, current economic trends and changes in demand. Amounts billed in advance of the service month are recorded as deferred revenue and recognized as revenue as the underlying services are rendered.

Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standard No. 109, Accounting for Income Taxes (“SFAS 109”). Under SFAS 109, deferred tax assets or liabilities are computed based on the difference between the financial statements and income tax basis of assets and liabilities, and net operating loss carryforwards, using the enacted tax rates. Deferred income tax expense or benefit is based on changes in the asset or liability from period to period.  When applicable deferred tax assets are recorded at their likely realizable amounts.

Concentration of Credit Risk and Significant Customers

The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits or may not be federally insured. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash. The Company has not experienced significant losses related to accounts receivable of individual customers or groups of customers in any particular industry or geographic area. For the fiscal years ending October 31, 2005 and 2004 the percentages of revenue and accounts receivable attributable to the Company’s significant customers were as follows:

Period Ended October 11, 2006 (unaudited) Customer	Revenue		Accounts Receivable
A	54%		49%
B	30			*
C		*	19

*  Customer represents less than 10% of total.

Fiscal Year Ended October 31, 2005 (audited) Customer	Revenue		Accounts Receivable
A	68%		48%
B	22		30
C		*	19

*  Customer represents less than 10% of total.

Fiscal Year Ended October 31, 2004 (audited) Customer	Revenue
A	94%
B		*
C		*

*  Customer represents less than 10% of total.

Comprehensive Income (Loss)

The Company reports its comprehensive income (loss) in accordance with Statement of Financial Accounting Standard No. 130, Reporting Comprehensive Income (“SFAS 130”), which requires presentation of the components of comprehensive earnings. Comprehensive income (loss) is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. Comprehensive income (loss) for the periods presented consists of a cumulative translation adjustment and net income (loss).

Fair Value of Financial Instruments

The carrying value of the Company’s financial instruments, which include cash and accounts receivable, approximate fair value due to the short maturities of those instruments.

Long-Lived Assets

Property and equipment and other long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. All impairments are recognized in operating results when a permanent reduction in value occurs.

Research and Development

Research and development costs are charged to expense as incurred.

Advertising Expense

Advertising costs are charged to expense as incurred. Advertising costs for the period ended October 11, 2006 and fiscal years ended October 31, 2005 and 2004 were $609, $46,426 and $26,482, respectively.

(3)           Property and Equipment

Property and equipment consists of the following:

	As of	As of
	October 11, 2006	October 31, 2005
	(unaudited)	(audited)

Telecommunications equipment	$107,700	$105,977
Furniture and fixtures	26,674	25,421
	$134,374	$131,398
Less – accumulated depreciation	125,114	82,750
Property and equipment	$9,260	$48,648

At October 31, 2005, fully depreciated assets of $5,451 (GBP 3,072) were still in use.  Depreciation expense totaled $38,847, $45,106 and $27,693 for the period November 1, 2005 through October 11, 2006 and for the years ended October 31, 2005 and 2004, respectively.

(4)           Balance Sheet Detail

Prepaid expenses and other current assets consists of the following:

	As of	As of
	October 11, 2006	October 31, 2005
	(unaudited)	(audited)

Prepaid expenses	$67,084	$—
Rent	—	57,528
Payroll related	—	26,225
Travel advance	—	10,009
Other	6,422	4,535
	$73,506	$98,297

Accrued expenses consists of the following:

	As of	As of
	October 11, 2006	October 31, 2005
	(unaudited)	(audited)

Value added tax	$98,652	$70,401
Salary related	44,403	34,826
Professional fees	9,311	10,647
Taxes	613	11,142
Other	—	9,899
	$152,979	$136,915

(5)           Employment Agreements

On August 1, 2004, the Company entered into an employment agreement with an individual who was hired as the Company’s Chief Technology Officer.  Under the agreement the individual’s annual salary is GBP 85,000 (approximately USD 153,000), which has been agreed to be reduced to an annual salary of GBP 56,886, and is entitled to a performance bonus of up to 30% of the base salary dependent upon defined objectives.  The Company may terminate the agreement at any time without notice in the event of breach of the agreement, gross misconduct, cessation of entitlement to work in the United Kingdom, absenteeism, or the inability to perform duties through accident or illness for a period of 3 months in any 12 month period.  The individual is required to give 90 days written notice for termination and the Company is required to give the individual 6 months written notice for termination other than for those reasons previously stated, which do not require notice.  The Company has the absolute discretion to make payment to the individual in lieu of any notice of termination or any requirement to continue to employ the individual to any particular date of an amount equal to the base salary for the notice period, which is payable in monthly installments.  During this notice period, the Company may require that the individual not work for any other person, firm or company withour prior permission.  The individual has acknowledged that the Company is the sole owner of any and all intellectual property rights and that the Company has been assigned full title guarantee of the entire copyright (including future copyright) and all other rights and interests whatsoever of the intellectual property, registered or unregistered, or developed by the individual.

(6)           Income Taxes

The provision (benefit) for income taxes consists of the following:

	Period Ended October 11,	Fiscal Year Ended October 31,
	2006	2005	2004
	(unaudited)	(audited)	(audited)
Current	$	$	$
Federal	—	—	—
State	—	—	—
Foreign	(12,897)	16,582	93,112
Total	(12,897)	16,582	93,112

Deferred
Federal	—	—	—
State	—	—	—
Foreign	13,491	(4,987)	(2,952)
	13,491	(4,987)	(2,952)
Total	$594	$11,595	$90,160

Deferred income taxes result from temporary differences in the recognition of assets, liabilities, revenues and expenses for financial accounting and tax purposes.  The sources of such differences and related tax effects are as follows:

	Period Ended October 11,	Fiscal Year Ended October 31,
	2006	2005	2004
	(unaudited)	(audited)	(audited)

Difference between tax and book depreciation	$13,491	$(4,987)	$(2,952)
Total	$13,491	$(4,987)	$(2,952)

The Company is incorporated under the laws of England and Wales.   When applicable, deferred tax assets and liabilities are recorded at their likely realizable amounts under the tax laws of England and Wales.  The deferred tax assets and liabilities are recorded at a net amount, except in the instance a single item is separable and can be reasonably estimated.  For the years ended October 31, 2005 and 2004, there were no deferred tax carryforwards recorded.  There are accrued taxes of $613 and $11,142 at October 11, 2006 and October 31, 2005, respectively, on the balance sheet which were current tax amounts payable.

(7)           Note Payable

On July 22, 2004, the Company accepted a Small Firms Loan Guarantee Scheme (“Loan”) from HSBC Bank plc (“Lender”) of up to approximately $444,000 (GBP 250,000). The Loan accrues interest at a rate of 3.0% above the Lender’s base interest rate of 4.5% as at October 31, 2005 and 2004, and is payable in 24 equal monthly installments of GBP 10,417 which is exclusive of interest.  Interest commenced on November 7, 2005, and is payable quarterly.  The final payment is due on November 7, 2007.  The Loan was drawn down in the amount of GBP 40,000 on October 4, 2004, and GBP 140,000 on September 30, 2005, and the remaining GBP 70,000 on November 11, 2005.  As of October 31, 2005, the balance was $319,411 (GBP 180,000), consisting of $221,813 due within 12 months and $97,598 due after 12 months from October 31, 2005.  To guarantee the Loan, the Company accepted from the Secretary of State in the United Kingdom for the Secretary of State to guarantee the loan and thereby pays a guarantee premium at an annual rate of 2% on the Loan to the Secretary of State.  The Lender and the Secretary of

State have agreed under Section 8 of the Industrial Development Act 1982 to guarantee the Company’s obligation in respect of the Loan on the terms agreed between the Lender and the Secretary of State.

Principal payments remaining for fiscal years ending October 31, 2006, 2007 and 2008 are approximately $221,813 (GBP 125,000), $79,113 (GBP 44,583) and $18,485 (GBP 10,417), respectively.

(8)           Commitments and Contingencies

On November 5, 2004 the Company entered into a property lease agreement, to be used for the Company’s office, with two unaffiliated individuals of the Company for a period of two years at an annual rate of approximately $35,500 (GBP 20,000).  As of October 31, 2005, the remaining commitment for the property lease was approximately $17,750.

(9)           Subsequent Events

On October 11, 2006, Vistula Communications Services, Inc. (“Vistula”) entered into a Share Purchase Agreement (the “Purchase Agreement”) with the sole stockholder of the Company, pursuant to which Vistula agreed to purchase all of the outstanding shares of the Company for consideration consisting of 2,500,000 shares of Vistula’s common stock, $.001 par value per share, subject to an option to require Vistula to repurchase the Shares for an aggregate purchase price of $2,500,000 in certain circumstances.

On October 12, 2006, Goodman Blue entered into agreements relating to the Company’s Order-to-Cash (“O2C”) Managed Office software platform and the management of certain client accounts utilizing the O2C software for one of the Company’s customers.  Under the agreements, the Company has granted a global license for the O2C software for the managed service office marketplace. In addition to the sale of the O2C licensed software for the managed service office marketplace, and beginning in October 2006, the Company has entered into an agreement to support and manage the O2C software for certain clients of this customer for a minimum period of eighteen months.

Vistula Communications Services, Inc.

Unaudited Pro Forma Consolidated Financial Statements

The following unaudited pro forma consolidated financial statements give effect to the acquisition of Goodman Blue Limited (“Goodman Blue”). The acquisition was accounted for under the purchase method of accounting in accordance with Statement of Financial Accounting Standard (SFAS) No. 141, Business Combinations (“SFAS 141”). Under the purchase method of accounting, the total estimated purchase price, calculated as described in Note 1 to these unaudited pro forma consolidated financial statements, is allocated to the net tangible and intangible assets of the Goodman Blue business acquired, based on their fair values as of the completion of the acquisition. The allocation has been based on a preliminary valuation as determined by the management of Vistula Communications Services, Inc. (“Vistula”).

The unaudited pro forma consolidated balance sheet as of September 30, 2006 gives effect to the acquisition as if it occurred on September 30, 2006. Vistula’s consolidated balance sheet information was derived from its unaudited consolidated balance sheet as of September 30, 2006, which was filed in the Company’s Form 10-QSB on November 14, 2006. Goodman Blue’s balance sheet was derived from the nine month period ended September 30, 2006.  The unaudited pro forma consolidated statement of operations for the nine months ended September 30, 2006 is presented as if the acquisition was consummated on January 1, 2006 and combines the Company’s unaudited historical results for the nine months ended September 30, 2006, filed in the Company’s Form 10-QSB on November 14, 2006, with Goodman Blue’s unaudited results for the nine months ended September 30, 2006. The unaudited pro forma consolidated statement of operations for the year ended December 31, 2005 is also presented as if the acquisition was consummated on January 1, 2005 and, due to the different fiscal period ends for the Company and Goodman Blue, combines the Company’s historical results for the year ended December 31, 2005, which were derived from the audited consolidated financial statements for the year ended December 31, 2005, and Goodman Blue’s audited results for the twelve months ended October 31, 2005, included as Exhibit 99.1 of this Form 8-K/A.

The unaudited pro forma consolidated financial statements have been prepared by the Company’s management for illustrative purposes only and are not necessarily indicative of the consolidated financial position or results of operations in future periods or the results that actually would have been realized had the Company and Goodman Blue been a combined company during the specified period. The pro forma adjustments are based on the information available at the time of the preparation of the unaudited pro forma consolidated financial statements. The unaudited pro forma consolidated financial statements, including the notes thereto, are qualified in their entirety by reference to, and should be read in conjunction with, the Company’s historical consolidated financial statements filed as part of the Company’s Annual Report on Form 10-KSB for the year ended December 31, 2005; the Company’s unaudited historical consolidated financial statements filed as part of the Company’s Quarterly Report on Form 10-QSB for the quarter ended September 30, 2006; and Goodman Blue’s audited financial statements for its fiscal year ended October 31, 2005, included as Exhibit 99.1 of this Form 8-K/A.

Further, the unaudited pro forma consolidated financial statements do not include any adjustments for liabilities resulting from integration planning, as the Company’s management is in the process of making these assessments and estimates of these costs are not currently known. However, liabilities ultimately may be recorded for severance or relocation costs related to employees of Goodman Blue, and/or other costs associated with exiting activities of Goodman Blue that would affect amounts in the pro forma consolidated financial statements. In addition, we may incur significant restructuring charges upon completion of the acquisition or in subsequent quarters for severance or relocation costs related to the Company’s employees.

There are no intercompany balances or transactions between the Company and Goodman Blue. Certain reclassifications have been made to conform the historical amounts of Goodman Blue to the Company’s presentation.

These unaudited pro forma consolidated financial statements have been prepared based on preliminary estimates of fair values. They do not include liabilities resulting from integration planning which are not presently estimable as discussed above. The actual amounts recorded as of the completion of the acquisition may differ materially from the information presented in these unaudited pro forma consolidated financial statements.

For purposes of the accompanying unaudited pro forma combined financial statements, amounts denominated in British Pounds in Goodman Blue’s financial statements have been converted into United States Dollars using the September 30, 2006 exchange rates for purposes of the balance sheet and the average exchange rates applicable to the nine months ended September 30, 2006, and the twelve months ended October 31, 2005, for purposes of the statements of operations. The table below shows the average U.S. Dollar/ British Pound exchange rate for the periods shown, based on the interbank market exchange rate expressed in U.S. dollars per one British Pound.

	Exchange Rate	Average Exchange Rate
	September 30, 2006	For the Nine Months Ended September 30, 2006	For the Year Ended October 31, 2005
Currency	US Dollar	US Dollar	US Dollar
One British Pound	1.87260	1.87487	1.84657

VISTULA COMMUNICATIONS SERVICES, INC.

PRO FORMA CONSOLIDATED BALANCE SHEET

AS OF SEPTEMBER 30, 2006

(UNAUDITED)

	Historical
	Vistula	Goodman Blue	Adjustments (1)		Consolidated

Assets
Current assets:
Cash and cash equivalents	$547,188	$459,476	$—		$1,006,664
Accounts receivable	169,443	489,693	—		659,136
Prepaid expenses and other current assets	393,381	—	—		393,381
Total current assets	1,110,012	949,169	—		2,059,181

Property and equipment, net	2,136,994	9,313	—		2,146,307
Deferred financing costs	401,293	—	—		401,293
Intangible assets	24,965,229	—	2,213,774	(d)	27,179,003
Other assets	30,198	—	—		30,198
Total assets	$28,643,726	$958,482	$2,213,774		$31,815,982

Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable	$1,143,466	$402,204	$78,000	(c)	$1,623,670
Acquisition payable	—	—	2,500,000	(a)	2,500,000
Accrued expenses	602,458	153,857	—		756,315
Convertible promissory note to related party	175,000	—	—		175,000
Notes payable	—	214,568	—		214,568
Total current liabilities	1,920,924	770,629	2,578,000		5,269,553

Notes payable	—	19,507	—		19,507
Convertible debentures	5,726,260	—	—		5,726,260
Total liabilities	7,647,184	790,136	2,578,000		11,015,320

Stockholders' equity
Common stock	64,464	84,815	(84,815	)(b)	64,464
Additional paid-in capital	51,540,309	—	(202,228	)(b)	51,338,081
Accumulated earnings (deficit)	(30,477,997)	77,183	(77,183	)(b)	(30,477,997)
Accumulated other comprehensive income (loss)	(130,234)	6,348	—		(123,886)
Total stockholders' equity	20,996,542	168,346	(364,226)		20,800,662
Total Liabilities and Stockholders' Equity	$28,643,726	$958,482	$2,213,774		$31,815,982

VISTULA COMMUNICATIONS SERVICES, INC.

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006

(UNAUDITED)

	Historical
	Vistula	Goodman Blue*	Adjustments	Consolidated

Net revenues	$749,337	$1,127,817	$—	$1,877,154

Cost of revenues	1,166,736	134,410	—	1,301,146

Gross margin (loss)	(417,399)	993,407	—	576,008

Operating expenses:
Selling, general and administrative expenses	12,398,107	1,039,785	—	13,437,892

Research and development	167,561	—	—	167,561

Total operating expenses	12,565,668	1,039,785	—	13,605,453

Income (loss) from operations	(12,983,067)	(46,378)	—	(13,029,445)

Interest (expense), net	(917,931)	(9,369)	—	(927,300)

Income (loss) before provision for income taxes	(13,900,998)	(55,747)	—	(13,956,745)

Provision for income taxes	—	488	—	488

Net income (loss)	$(13,900,998)	$(56,235)	$—	$(13,957,233)

Net loss per common share basic and diluted	$(0.30)	$ n/a	$ n/a	$(0.30)

Weighted-average basic and diluted shares outstanding	47,118,162	n/a	n/a	47,118,162

*                    Due to the different fiscal period ends for the Company and Goodman Blue, the historical results for Goodman Blue are for the fiscal year ended October 31, 2005, which were derived from the audited financial statements for the fiscal year ended October 31, 2005 included as Exhibit 99.1 in this Form 8-K/A.

VISTULA COMMUNICATIONS SERVICES, INC.

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2005

	Historical
	Vistula	Goodman Blue	Adjustments	Consolidated

Net revenues	$840,457	$2,462,961	$—	$3,303,418

Cost of revenues	1,008,227	207,423	—	1,215,650

Gross margin (loss)	(167,770)	2,255,538	—	2,087,768

Selling, general and administrative expenses	10,770,524	2,160,983	—	12,931,507

Income (loss) from operations	(10,938,294)	94,555	—	(10,843,739)

Interest (expense), net	(1,243,708)	(7,279)	—	(1,250,987)

Income (loss) before provision for income taxes	(12,182,002)	87,276	—	(12,094,726)

Provision for income taxes	—	11,595	—	11,595

Net income (loss)	$(12,182,002)	$75,681	$—	$(12,106,321)

Net loss per common share basic and diluted	$(0.45)	n/a	n/a	$(0.45)

Weighted-average basic and diluted shares outstanding	26,822,678	n/a	n/a	26,822,678

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION

On October 11, 2006, the Company entered into and closed a purchase agreement pursuant to which the Company agreed to acquire all of the outstanding share capital of Goodman Blue Limited (“Goodman Blue”).  Goodman Blue is located in Grantham, United Kingdom.

Pursuant to the purchase agreement, the Company agreed to purchase all of the outstanding shares of Goodman Blue for consideration consisting of 2,500,000 shares (“Shares”) of the Company’s common stock, $.001 par value per share, subject to an option to require Vistula to repurchase the Shares for an aggregate purchase price of $2,500,000 in certain circumstances.

The estimated value of the aggregate purchase price to acquire Goodman Blue is $2,500,000, which is the requirement of Vistula to repurchase the Shares from the seller should the seller option for the cash value of the shares.  Estimated direct transaction expenses of $78,000 have been included as a part of the total purchase cost.

The cost to acquire Goodman Blue will be allocated to the assets acquired and liabilities assumed according to their respective fair values, with the excess purchase price, if any, being allocated to goodwill. The fair value of the acquired assets and liabilities will be based upon management’s valuation.

The preliminary estimated total purchase cost of Goodman Blue is as follows:

Amount

Value of securities issued	$2,500,000
Estimated transaction costs and expenses	78,000
Liabilities assumed	474,307
3,052,307
Identifiable assets	(656,420)
$2,395,887

Under the purchase method of accounting, the total estimated purchase price as shown in the table above is allocated to the net tangible and intangible assets of Goodman Blue based on their estimated fair values as of the date of the completion of the acquisition. Based on information currently available, and subject to potentially material changes upon further valuation by management after completion of the acquisition and other factors as described in the introduction to these unaudited pro forma consolidated financial statements, the preliminary estimated purchase price is allocated as follows:

Amount

Current assets acquired	$647,160
Tangible assets acquired	9,260
Current liabilities assumed	(454,912)
Other liabilities assumed	(19,395)
Intangible assets acquired*	2,213,774
Total preliminary purchase price allocation:	$2,395,887

* The Company’s management is in the process of evaluating the useful life and values of the intangible assets.

Of the total estimated purchase price, a preliminary estimated amount of approximately $2.2 million has been allocated to intangible assets. In accordance with Statement of Financial Accounting Standard No. 142, Goodwill and Other Intangible Assets(“SFAS 142”), intangible assets will be amortized over the estimated useful lives.  In the event that the Company’s management determines that the value of intangibles has become impaired, the Company will incur an accounting charge for the amount of impairment during the fiscal quarter in which the determination is made.

2.   PRO FORMA ADJUSTMENTS

Pro forma adjustments are necessary to reflect the estimated purchase price, to adjust amounts related to the net tangible and intangible assets of Goodman Blue to a preliminary estimate of their fair values and to reflect the amortization expense related to the estimated amortizable intangible assets.

There are no intercompany balances or transactions between the Company and Goodman Blue. Certain reclassifications have been made to conform the historical amounts of Goodman Blue to the Company’s presentation.

The unaudited pro forma consolidated financial statements do not include any adjustments for liabilities resulting from integration planning, as the Company’s management is in the process of making these assessments and estimates of these costs are not currently known. However, liabilities ultimately may be recorded for severance or relocation costs related to the employees of Goodman Blue, costs of vacating certain leased facilities of Goodman Blue, or other costs associated with exiting activities of Goodman Blue that would affect amounts in the pro forma financial statements. In addition, the Company may incur significant restructuring charges upon completion of the acquisition or in subsequent quarters for severance or relocation costs related to employees and other costs associated with exiting activities. When recorded, these costs will be charged to operations.

The pro forma adjustments included in the unaudited pro forma  consolidated financial statements are as follows:

(a) Adjustment to record the purchase price of 2,500,000 shares of common stock, par value $0.001, which is subject to an option held by the seller to receive $2,500,000 in cash as per the terms of the purchase agreement.

(b) Adjustment to eliminate the historical shareholder’s equity of Goodman Blue.

(c) Adjustment to record incurred transaction costs and estimated remaining transaction costs.

(d) Adjustment to reflect a preliminary estimated of value of intellectual property acquired.

(e) Proforma basic and diluted net loss per share are based on the weighted number of shares of our common stock outstanding.  The issuance of the 2,500,000 common shares has been excluded from the calculation due to the option held by the seller for the purchase price in cash of $2,500,000 instead of 2,500,000 common shares.